Exhibit 2.s.3

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND MANDATORILY REDEEMABLE PREFERRED DISTRIBUTIONS

(Dollars in Thousands, Except Ratios)

	For the Years Ended September 30,
	2018	2017	2016	2015	2014
Net investment income	$23,088	$21,433	$19,487	$17,700	$18,368
Add: fixed charges and mandatorily redeemable preferred distributions	9,977	8,319	8,092	9,050	7,213
Less: mandatorily redeemable preferred distributions	(3,105)	(4,152)	(4,118)	(4,116)	(3,338)

Net earnings(1)	$29,960	$25,600	$23,461	$22,634	$22,243
Fixed charges and mandatorily redeemable preferred distributions:
Interest expense	5,858	3,073	2,899	3,828	2,628
Amortization of deferred financing fees	1,014	1,094	1,075	1,106	1,247
Mandatorily redeemable preferred distributions	3,105	4,152	4,118	4,116	3,338

Total fixed charges and mandatorily redeemable preferred distributions	$9,977	$8,319	$8,092	$9,050	$7,213
Ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions	3.0	3.1	2.9	2.5	3.1

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.

The calculation of the ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions is above. “Net earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.